DWS Investment Management Americas Inc.

100 Summer Street

Boston, MA 02110

August 2, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE: Amended Form N-CSR on behalf of DWS RREEF Real Estate Securities Fund (the "Fund"), a series of Deutsche DWS Securties Trust (the “Series”), (Reg. No.: 811-02021, CIK: 0000088048; Series ID: S000032045)

Ladies and Gentlemen:

We are filing today through the EDGAR system an amended report on Form N-CSR (the "Amendment") on behalf of the Fund for the period ending December 31, 2022. The Amendment is being filed to update the Report of Independent Registered Public Accounting Firm section of Annual Report to Shareholders, Form N-CSR Item 1. The date in the following text “Our procedures included confirmation of securities owned as of December 31, 2021, by correspondence with the custodian, brokers and others; when replies were not received from brokers and others, we performed other auditing procedures.” has been updated from December 31, 2021 to December 31 2022.

Any comments or questions on this filing should be directed to the undersigned at (617) 295-3625.

Very truly yours,

/s/ Diane Kenneally

Diane Kenneally

Chief Financial Officer and Treasurer